LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

THE ITALIAN CAFE, LLC

AN ILLINOIS LIMITED LIABILITY COMPANY

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT of

THE ITALIAN CAFE, LLC

an Illinois Limited Liability Company authorized to form series ("the Company"), is entered into and shall be effective as of July 14, 2014, by and among the Company and each of the Members of the Company executing this Limited Liability Company Operating Agreement ("Agreement").

For and in consideration of the mutual convenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members executing this Agreement, made pursuant to the *Illinois Compiled Statutes Annotated, Chapter 805. Business Organizations Law, cited as the Limited Liability Company Act; 805 ILCS Section 180/1-1 et seq.*, as amended from time to time (the "Law" or "Act") do hereby agree to the terms and conditions of this Agreement. The Members hereby agree that each Member shall be entitled to rely on the provisions of this Agreement, and that no Member shall be liable to the Company or to any other Member or Members for any action or refusal to act taken in good faith reliance on the terms of this Agreement. The Members and the Company do hereby agree that the duties and obligations imposed on the Members of the Company as set forth in this Agreement, are intended to govern the relationship among the Company and the Members, notwithstanding any provision of any common, federal or state law or regulation to the contrary. Each Member agrees to be bound by all the terms and conditions of this Agreement and the formation certificates or Articles of Organization. This Operating Agreement shall be subject to the Limited Liability Company Act.

Each Member acknowledges that the interests in the Company have not been registered under the Securities Act of 1933 or the laws of Illinois governing the sale of securities, or the securities laws of any other state, because the Company is issuing interests in reliance upon the exemption from the registration requirements of such laws providing for non-public offerings. The Company has relied upon representations of the Members that each is acquiring the interest for investment purposes and not resale or to distribute to others. Each Member has been furnished all information regarding the interests and warrant and represent that the Member has the experience and sophistication as an investor adequate for evaluation of the merits and risks of investment in the Company.

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EXHIBIT _B_

ARTICLE I

Definitions

SECTION 1.1. For purposes of this Operating Agreement, and unless the context indicates otherwise, the word or words set forth below and in other provisions hereof within quotation marks shall be deemed to have the meaning set forth below or in such provision:

A. "Additional Member" – a Member, other than the Initial Member, who has acquired a Membership Interest from the Company.

B. "Articles" – the formation documents and Certificates filed with the Secretary of State.

C. "Assignee" – the transferee of a Member's Membership Rights.

D. "Admission Agreement" – the Agreement between an Additional Member and the Company as described in this Agreement.

E. "Bankrupt Member" – a Member who has filed a petition commencing a voluntary case under the Bankruptcy Code; a general assignment by a Member for the benefit of creditors; an admission in writing by a Member of his or her inability to pay his or her debts as they become due, the filing by a Member of any petition or answer in any proceeding seeking for himself or herself, or consenting to, or acquiescing in, any insolvency, receivership, composition, readjustment, liquidation, dissolution, or similar relief under any present or future statute, law, or regulation, or the filing by a Member of an answer or other pleading admitting or failing to deny, or to contest, the material allegations of the petition filed against him or her in any such proceeding; the seeking or consenting to , or acquiescence by a Member in, the appointment of any trustee, receiver or liquidator of him or her, or any part of his or her case under the Bankruptcy Code, or a proceeding under any receivership, composition, readjustment, liquidation, insolvency, dissolution, or like law or statute, which case or proceeding is not dismissed or vacated within 60 days.

F. "Certificate" – the Articles of Organization as properly adopted and amended from time to time by the Members and other documents filed with the Secretary of State.

G. "Dissolution" – those events of dissolution set forth herein and (1) In the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee); (2) in the case of a Member that is a partnership, the dissolution and commencement of winding up of the partnership; (3) in the case of a Member that is a corporation, the filing of a Certificate of Dissolution, or its equivalent, for the corporation or its equivalent, for the limited liability Company, or the involuntary dissolution by a non-appealable order of a court; or (4) in the case of an estate, the distribution by the fiduciary of the estate's entire Membership Interest.

H. "Initial Members" – those persons identified on Schedule A attached hereto and made a part hereof by this reference who have executed this Agreement.

I. "Member" – each of the persons signatory hereto either by signing this Agreement or agreeing to be obligated by the terms of this Agreement and any other person or persons who may subsequently be designated as a Member of this Company pursuant to the terms of this Agreement.

J. "Membership Interest" – the share of profits and losses, gains, deductions, credits, cash, assets, and other distributions (liquidations and otherwise) and allocations of a Member or, in the case of an Assignee, the rights of the assigning Member.

K. "Membership Rights" – the rights of a Member which are comprised of a Member's (1) Membership Interest, and may or may not be comprised of a Member's right to (2) vote and (3) participate in the management of the Company, if so specified herein.

L. "Notice" – Notice shall be in writing as set forth herein.

M. "Person" – an individual, business entity, business trust, estate, trust, association, joint venture, government, governmental subdivision or agency or any other legal or commercial entity.

N. "Resignation" – the decision or determination of a Member to no longer continue as a Member.

O. "Retirement" – the withdrawal of a Member or Manager from the Company upon such times and events as are provided in this Agreement which will permit withdrawal of a Member without violating or breaching the terms of the Agreement.

ARTICLE II

Organization of the Company

SECTION 2.1. BUSINESS OF THE COMPANY.

The Company may engage in any lawful business for which limited liability companies may be organized in the State of Illinois, or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority and power to do all things necessary or convenient to accomplish its purpose and operate the business as described herein. The terms of this Agreement and the laws of the State of Illinois shall govern the operation of this Company. An additional purpose of this LLC is to invest in, build out, lease and operate, restaurants, bars and video gaming machines.

This LLC may establish and designate one or more series pursuant to Article 37 of the Act (each a "Series"). The name of each Series shall begin with "The Italian Cafe, LLC Series" and then contain a letter of the alphabet in sequential order for each particular Series beginning with the letter "A".

Pursuant to Article 37 of the Act, the debts, liabilities and obligations incurred, contracted for, or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Limited Liability Company generally or any other series thereof. Unless otherwise provided in this Operating Agreement or the Operating Agreement of such series, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to this Limited Liability Company generally or any other series thereof shall be enforceable against the assets of such series.

For each new Series designated, the Company shall file a Certificate of Designation with the Illinois Secretary of State. Each Series shall maintain distinct books and records separate from the Company or any other Series. The assets of each Series shall be held and accounted for separately from the assets of the Company or any other Series.

Each Series shall have its own rights, powers, duties, members, managers, operating agreement, assets, liabilities and capital. It is anticipated that additional Series shall be created in the future.

SECTION 2.2. COMPANY NAME

The Company name shall be as set forth above. The Members shall be Members in the Company and shall continue to do business under the name, as permitted by law, until the name of the Company or the Company shall terminate.

SECTION 2.3. PRINCIPAL OFFICE.

The principal office of the Company shall be located in the state of Illinois at 21020 N. Rand Road, Suite C-4, Deer Park, Illinois 60047 or such other place or places as the Managers may determine. The Managers will give notice to the Members promptly after any change in the location of the principal office of the Company.

SECTION 2.4. REGISTERED AGENT FOR SERVICE OF PROCESS.

There must be at least one registered agent for the service of process for the Company and the registered office shall be that Person and location set forth in the Articles or Certificate as filed in the office of the Secretary of State. The Members or Managers, may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Members or Managers shall promptly designate a replacement registered agent or file a notice of change of address as the case may be. If the Members shall fail to designate a replacement registered agent or change of address of the registered office, any Member or Manager may designate a replacement registered agent or file a notice of change of address.

SECTION 2.5. DURATION.

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The Company is formed as of the date when the Articles become effective and will continue to exist in perpetuity or until such time as set forth in the Articles. The Company shall dissolve and its affairs should be wound up in accordance with the Act and this Agreement, except that the Company may terminate prior to such date as provided in this Agreement.

SECTION 2.6. TAX STATUS.

The Company shall be treated as partnership for federal and Illinois tax purposes unless classified otherwise for federal income tax purposes. If so otherwise classified for federal tax purposes, the Company shall be classified in the same manner for Illinois tax purposes. Capital accounts of the Company shall be maintained in accordance and consistent with the United States Internal Revenue Code § 704 and the regulations thereunder, as amended from time to time.

SECTION 2.7. FISCAL YEAR.

The fiscal and tax year for the Company shall be the calendar year ending on December 31 of each year.

ARTICLE III

Members

SECTION 3.1. NUMBER OF MEMBERS.
There shall be at least one Member

SECTION 3.2. ORIGINAL MEMBERS.

The original Members of the Company shall be those persons who have signed this Agreement and are admitted as a Member of the Company upon the later occurrence of either (a) the formation of the Company or (b) the time provided in and upon compliance with the Articles or this written Agreement. If neither so provides, then (c) a person is admitted as a Member when their admission is reflected in the records of the Company.

SECTION 3.3. ADDITIONAL MEMBERS.

Subsequent to formation, a person acquiring an interest directly from the Company is admitted as a Member (an "Additional Member") at the time provided in and upon compliance with the Articles and any written agreement. If neither should so provide, then such Additional Member is admitted upon the consent of all Members and when the person's admission is reflected in the records of the Company. Any additional Members shall be reflected on Schedule A, at which time they shall become Members of record.

SECTION 3.4. MEETINGS OF MEMBERS.

All meetings of the Members shall be held at such place within or without the State of Illinois as shall be designated from time to time by the Members or Managers and stated in the notice of the meeting.

SECTION 3.5. ANNUAL MEETING.

The annual meeting of the Members shall be held on the first Monday in the month of March in each year beginning with the year in which the Company was organized, at the hour of 11 o'clock in the A.M., for the purpose of electing Managers and if necessary, Officers, and for the transaction of other business as may come before the meeting. If the day fixed for such meeting is a legal holiday in the State of Illinois, such meeting shall be held on the next succeeding business day. If such election shall not be held on the day designated herein for any annual meeting, or at any adjournment thereof, the Members shall cause the election to be held at a special meeting of Members as soon thereafter as such meeting may be convenient.

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SECTION 3.6. SPECIAL MEETING.

A special meeting to conduct the business of the Company may be called at any time by any Manager of the Company upon at least two (2) days' notice. Upon at least two (2) days' notice, a special meeting may be called by twenty-five (25) percent of the Members of the Company, or by any Members owning at least twenty-five (25) percent of the Members' interest in the Company.

SECTION 3.7. NOTICE OF MEETING.

Written or electronic notice stating the date, time and place of the meeting and, in the case of a special meeting, purpose for which the meeting is called, shall be delivered not less than two (2) days prior to the meeting if communicated personally or five (5) days if communicated by mail, nor more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the Unit States mail with postage prepaid, addressed to the Member at the address appearing on the records of the Company.

SECTION 3.8. WAIVER OF MEETING.

Written waiver of notice of the meeting, signed by the Member entitled to the notice or attendance at the meeting waives any objection to the lack of notice or defective notice, unless attendance at the meeting was solely for the purpose of objecting to the meeting.

SECTION 3.9. QUORUM.

Except as otherwise provided by law, the Articles of Organization or this Agreement, the holders of a majority of the interests issues, outstanding and entitled to vote thereafter, present in person or represented by proxy, shall constitute a quorum at all meetings of the Members for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the Members, the Members entitled to vote present in person or represented by proxy, shall have the power to adjourn the meeting, until a quorum shall be present or represented. Such adjourned meeting at which a quorum shall be present or represented, shall constitute the meeting as originally notified.

SECTION 3.10. VOTE.

When a quorum is present at any meeting, the vote of the holders of a majority of the interests having voting power present, in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Act, law or the Articles of Organization, a different vote is required in which case such express provision shall govern and control the decision of such question.

SECTION 3.11. MEMBER'S VOTING RIGHTS.

Unless stated otherwise by law, the Articles or this Agreement, each Member shall be entitled to one vote weighted in proportion to the Member's respective per capita interest in the Company as reflected in Schedule A hereto, as amended from time to time. For purposes of this Agreement, the term "majority of the Members" shall mean the majority of the ownership interest percentage of the Company as determined by the records of the Company on the date of the action.

SECTION 3.12. MEMBERS ONLY POWERS.

Notwithstanding any other provisions contained in the Articles or this Agreement, only a majority of the Members may authorize the managers to bind the Company in the following actions:

> The sale of all or substantially all of the assets of the Company, binding the Company to any lease, contract or other obligation in excess of $10,000, or the sale of any Membership interest by the Company.

SECTION 3.13. MEMBER WITHDRAWAL.

Each Member shall be entitled to withdraw by giving at least six months prior written notice to the other Members of the Company at their respective addresses as shown on the Company's books and records. Such withdrawal shall not relieve the Member of any obligations to the Company.

SECTION 3.14. EVENTS OF WITHDRAWAL.

A person shall cease to be a Member of the Company upon the occurrence of any of the following events:

    (a) such person withdraws;

    (b) such person resigns;

    (c) such person becomes a Bankrupt Member;

    (d) such person dies;

    (e) such person is adjudicated incompetent to manage his or her person or property;

    (f) such person is a trustee and the trust is terminated (not merely the substitution of a new trustee); or

    (g) such person is an estate, Company, partnership or other limited liability company that is dissolved or wound up.

SECTION 3.15. EXPULSION OF A MEMBER.

A member may be expelled by unanimous vote of the other members under Section 35-45 of the Limited Liability Company Law.

ARTICLE IV

Management of the Company

SECTION 4.1. MANAGEMENT.

The business and affairs of the Company shall be managed by or under the direction of the Members pursuant to the authority granted by the law of Illinois. The Members have elected to manage the Company as follows:

The Members hereby delegate the management of the Company to Managers and referred to as appointed "Manager(s)," subject to provisions and limitations contained in the Articles or this Agreement. The Managers shall be selected as provided herein.

ARTICLE V

Managers

SECTION 5.1. APPOINTED MANAGERS.

This Agreement provides for management by appointed Managers. Such persons shall have the right and authority to manage the business and affairs of the Company subject to limitations placed in the Articles or by written Agreement. Unless otherwise provided, such persons shall be designated, appointed, elected, removed or replaced by the approval of the majority vote of the Members. Christy J. Jepson and Ranulfo S. Vizcarra are hereby appointed managers to serve until the next election of Managers by the Members. If more than one manager is appointed, either Manager is authorized to act without the other, unless otherwise designated by the Members. No manager shall take any action described in Section 3.12 without first obtaining authorization from the majority of the Members.

SECTION 5.2. QUALIFICATION OF MANAGERS.

Managers need not be Members of the Company or natural persons. A Manager who is both a Member and a Manager has the rights and powers of both a Member and a Manager, subject to any restrictions and limitations placed in the Articles or this written Agreement.

SECTION 5.3. INFORMATION TO MEMBERS.

The Managers shall provide reports at least annually to the Members at such time and in such manner as the Managers may determine reasonable. The Managers shall provide all Members with those information returns required by the Internal Revenue Code and the laws of the State of Illinois or any other state having jurisdiction over this Company.

SECTION 5.4. NUMBER OF MANAGERS.
The number of Managers of the Company shall be set by the Members.

SECTION 5.5. TERM·OF MANAGERS.
Each Manager shall hold office until:
 (a) the next annual meeting of Members or until his/her successor shall have been elected and qualified;
 (b) the resignation of such Manager from the Company;
 (c) removal of such Manager by the Members of the Company in the manner set forth in this Agreement.

SECTION 5.6. DUTY OF MANAGER.
A Manager of the Company shall perform his/her duties as a Manager, including his/her duties as a member of any Committee upon which he/she may serve, in good faith and that are necessary and convenient to carry out the business and affairs of the Company, in a manner he/she reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his/her duties, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs (a), (b), and (c) of this Section. But he/she shall not be considered to be acting in good faith if he/she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his/her duties shall not have any liability by reason of being or having been a Manager of the Company. Those persons and groups whose information, opinions, reports and statements a Manager is entitled to rely upon are:

 (a) One or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;
 (b) Counsel, public accountants, or other persons as to matters which the Manager reasonably believes to be within such persons' professional or expert competence; and
 (c) A Committee appointed by the Managers upon which he/she does not serve, duly designated in accordance with the provision of this Agreement, as to matters within its designated authority, which Committee the Manager reasonably believes to merit confidence.

SECTION 5.7. RESIGNATION OF MANAGER.
Any Manager may resign at any time by giving written notice to the Company. The resignation of such manager shall take effect upon the receipt thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance, of such resignation shall not be necessary to make it effective. When one or more Managers shall resign, effective at a future date, a majority of the Managers then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

SECTION 5.8. REMOVAL OF MANAGER.
Any manager may be removed from office at any time with or without cause by a vote of Members then entitled to vote at an election of Managers.

SECTION 5.9. VACANCY IN MANAGER.
Any vacancy occurring in the Managers may be filled by the affirmative vote of a majority of the remaining Managers entitled to vote though less than a quorum of the Managers. A Manager elected to fill a vacancy shall be elected for the unexpired term of his/her predecessor in office. Any Manager position to be filled by reason of an increase in the number of Managers may be filled by election by the Managers for a term of office continuing only until the next election of Managers by the Members.

SECTION 5.10. AUTHORITY OF MANAGERS.

All other Managers, if any, shall have such authority and shall perform such duties as may be specified from time to time by the Members.

SECTION 5.11. COMMITTEE OF MANAGERS.

The Managers may designate two or more managers to constitute a Committee(s) ("Committee"), any of which shall have such authority in the management of the Company as the Managers shall so designate.

SECTION 5.12. LOANS.

No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Managers. Such authority may be general or confined to specific instances.

SECTION 5.13. CONTRACTS.

A. No contract or transaction between the Company and one or more of its Managers, or between the Company and any other Limited Liability Company, partnership, association, or other organization in which one or more of its Managers are Managers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the Manager is present at or participates in the meeting of the Managers, or Committee thereof which authorizes the contract or transaction, or solely because their votes are counted for such purpose, if:

1. the material facts as his/her relationship or interest and as to the contract or transaction are disclosed or are known to the Managers or the Committee, and the Manager or Committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Managers, even though the disinterested Managers be less than a quorum; or

2. the material facts as to his/her relationship, interest and as to the contract or transaction are disclosed or are known to the Members entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the Members; or

3. the contract or transaction is fair for the Company as of the time it is authorized, approved or ratified, by the Managers, a Committee thereof, or the Members.

B. Common or interested Managers may be counted in determining the presence of a quorum at a meeting of the Managers or a Committee which authorizes the contract or transaction.

SECTION 5.14. MANAGERS MEETINGS.

The Managers of the Company may hold meetings, both regular and special, either within or without the State of Illinois.

SECTION 5.15. ANNUAL MEETING OF MANAGERS.

Annual meetings of newly elected Manager(s) shall be held after the meeting of Members, and notice of such meeting shall not be necessary to the newly elected Managers in order to hold a valid meeting, so long as a quorum shall be present. In the event of the failure of the Members to fix the time or place of such first meeting of the newly elected Managers, or in the event such meeting is not held at the time and place so fixed by the Members, the meeting may be held at such time and place as shall be specified in a notice given as provided for in this Agreement, or as shall be specified in a written waiver signed by all of the Managers.

SECTION 5.16. MANAGERS MEETINGS.

Regular meetings of the Managers may be held within or without the state of Illinois with at least two (2) days' notice of any such meeting given by the Manager or Members calling the meeting, unless it is a regularly scheduled meeting. Such meeting shall be held with either written or in-person notice, unless oral notice is reasonable under the circumstances. Written notice shall be sufficient when given by telephone, telegraph, teletype

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or other form of wireless communication, or by mail or private carrier. If such forms of written notice are impracticable, notice may be communicated by a newspaper of general circulation in the area where published or by radio, television, or other form of broadcast communication.

SECTION 5.17. QUORUM AND VOTE AT MANAGERS MEETINGS.

At all meetings of the Managers, a majority of the Managers shall constitute a quorum for the transaction of business. However, in order for a Manager to vote, such Manager must also be a Member of the Company. If a quorum shall not be present at any meeting of the Managers, the Managers present thereafter may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Each Manager shall have one vote, unless otherwise provided in this Agreement.

SECTION 5.18. DELEGATION OF MANAGER DUTIES.

The Members may from time to time delegate the powers or duties of any Manager of the Company, in the event of his absence or failure to act otherwise, to any other Manager or Member or Person whom they may select.

SECTION 5.19. COMPENSATION OF MANAGER.

The compensation of each manager shall be such as the Members may from time to time determine. The Managers may be paid their expenses, if any, of attendance at each meeting of the Managers and may be paid a fixed sum for attendance at each meeting of the Managers or a stated salary as Manager. No such payment shall preclude any Manager from serving the Company in any other capacity and receiving compensation therefrom. Members of special or standing Committees may be allowed like compensation for attending Committee meetings.

ARTICLE VI

Officers

SECTION 6.1. OFFICERS AND RELATED PROVISIONS.

In the event the Members elect to manage the Company directly without appointing a manager, the Members shall elect and appoint officers for the Company who shall act in the name of the under the direction and management of the Members pursuant to this written Agreement. In the event that the Managers shall elect and appoint officers. The officers of the Company shall include a President, one or more Vice Presidents (the number shall be determined by the Members or Managers), a Secretary and a Treasurer, each of whom shall be elected and appointed by the Members or Managers. Any two or more offices of the Company may be held by the same person.

SECTION 6.2. ELECTION AND TERM OF OFFICE.

The officers of the Company shall be elected by a majority vote of the Members or Managers annually at the first meeting of the Members or as soon thereafter as is convenient, or by the Managers, as the case may be under this Agreement. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or resignation or removal in the manner hereinafter provided. Such appointment to a position as officer of the Company does not, in and of itself, create contract rights on the part of the officer of the Company.

SECTION 6.3. REMOVAL OF OFFICERS.

Any officer or agent appointed by the Members may be removed by the Members whenever, in their judgment, the best interest of the Company would be served thereby, but such removal shall be without the contract rights, if any, of the person or entity so removed. Any officer or agent appointed by Managers may be removed by the Managers.

SECTION 6.4. VACANCIES.

In the event of any vacancy in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Members or Managers for the unexpired portion of the term and until the successor shall have been chosen and qualified.

SECTION 6.5. THE PRESIDENT.

The President shall be the principal executive officer of the Company and, subject to the control of the Members or Manager, shall in general supervise and control all the business and affairs of the Company. He shall preside at all meetings of the Members or Managers. He may sign, with the Secretary or any other proper officer of the Company thereunto authorized by the Members or Managers, any deed, mortgages, bonds, contracts, or other instruments which the Members or Managers have authorized to be executed, except in cases where the execution thereof shall be expressly delegated by the Members or by this written Agreement to some other officer or agent of the Company, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Members or Managers from time to time.

SECTION 6.6. THE VICE PRESIDENT.

In the absence of the President or in the event of his death, inability or refusal to act, the Vice President (or in the event there by more than one vice president, the vice presidents in the order designated at the time of their election) shall perform the duties of the President. When so acting, such vice president shall have all the powers of and be subject to any and all restrictions placed upon the President. Any Vice President shall perform such other duties as from time to time may be assigned by the President or by the Members or Managers.

SECTION 6.7. THE SECRETARY.

The Secretary shall: (a) keep the minutes of the Members' and Managers' meetings in one or more books provided for that purpose; (b) see that all notices are fully given in accordance with the provisions of this Agreement or as required by law; (c) be a custodian of the records of the Company; (d) keep a register of the post office address of each Member which shall be furnished to the Secretary by each Member; (e) certify the Members' resolutions and other documents of the Company as true and correct; and (f) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned by the President or by the Members or Managers, as the case may be.

SECTION 6.8. THE TREASURER.

The Treasurer shall be the chief financial officer of the Company and shall have charge and custody of and be responsible for all funds and securities of the Company and shall keep regular books of all receipts and disbursements of the Company, and in general shall perform such other duties as may be assigned to him by the President or by the Members or Managers. The Treasurer shall disburse out of the funds of the Company payment of such just demands against the Company as may from time to time be authorized by the Members or Managers. The Treasurer shall sign or countersign all checks, notes and such other instruments or obligations as require his signature, and shall perform all duties incident to his office, or that are properly required of him by the President or Members or Managers, provided however, that by resolution of authority and responsibility for the signing of check. notes, and other obligations may be assigned to either the President or Treasurer or other such officer or officers as the Members or Managers may designate from time to time.

SECTION 6.9. COMPENSATION.

The salaries of the principal officers shall be fixed from time to time by the Members or Managers. No officer shall be prevented from receiving his salary by reason of the fact that he is also a member or Manager of the Company.

SECTION 6.10. INDEMNIFICATION OF MEMBERS, MANAGERS AND OFFICERS, AGENTS AND EMPLOYEES.

A Member, Manager, or Officer, agent, employee or former Member, Manager, Officer or other person acting on behalf of the Company ("the Indemnified Party") shall have no liability to the Company or to any other Member, Manager, or Officer for this or her good faith reliance on the provision of this Agreement including, without any limitation, provisions that relate to the scope of duties, including the fiduciary duties, of Members, Managers, and Officers. Subject to such standards and restrictions as set forth in Articles and this Agreement, the

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Company shall indemnify any and all its Members, Managers, Officers, or any persons, or such persons testate or intestate, who may have served at its request, or by its election or by its appointment as a Member, Manager, or Officer, against expenses, including attorney's fees, actually and necessarily incurred by them in connection with the defense or settlement of any action, suit, or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Members, Managers, or Officers of the Company, except in relation to matters as to which any such Member, Manager, or Officer, either current or former, or personal shall be adjudged in such action, suit or proceeding to be liable for willful misconduct in the performance of duty and to such matters as shall be settled by agreement predicated on the existence of such liability as set forth therein, and may advance such expenses, all in accord with the law of Illinois. The indemnification provided hereby shall not be deemed exclusive under any agreement or otherwise, as both to action in his official capacity and as to action in another capacity while holding such office. The Company may purchase and maintain insurance on behalf of any Member, Manager, Officer against any liability asserted against and incurred by them to the extent the Company would have the power to indemnify them against such liability under the provision of this Agreement and the law of Illinois. Notwithstanding a written agreement to the contrary, no Member shall be personally liable to the Company or any other Member for damages of any breach of duty in such capacity, provided that such liability shall not be limited if a judgement or other final adjudication adverse to such Member establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained, in fact, a financial profit or other advantage to which he was not legally entitled or that his acts violated Illinois law regarding indemnification, or is for any act which is an intentional violation of criminal law.

ARTICLE VII

Capital

SECTION 7.1. CAPITAL CONTRIBUTIONS.
The Members have contributed to the Company in exchange for their membership interest the cash, services and other property as set forth in Schedule A, annexed hereto.

SECTION 7.2. VALUE OF CAPITAL CONTRIBUTIONS.
The fair market value and the adjusted basis of the contributing Member of any property, other than cash, contributed to the Company by a Member shall be set forth on Schedule A, annexed hereto.

SECTION 7.3. ADDITIONAL CAPITAL CONTRIBUTIONS.
Except as expressly provided in this Agreement, no Member shall be required to make any additional contributions to the capital of the Company.

SECTION 7.4. NO INTEREST.
No interest shall be paid on the Capital Account of any Member.

SECTION 7.5. CAPITAL ACCOUNTS.
An individual capital account shall be established and maintained for each Member of the Company ("Capital Account"). The Capital Account of each Member shall consist of his or her original capital contribution, increased by (a) additional capital contributions made by him or her, and (b) his or her share of the Company's gains and profits, and decreased by (i) distributions of such profits and capital to him or her, and (ii) his or her share of Company losses.

SECTION 7.6. OBLIGATION OF MEMBER.
Each Member is obligated to the Company to perform any promise contained in this Agreement to contribute cash or property or perform services, even if he or she is unable to perform because of death, disability, or any other reason. The obligation of a Member to make a contribution to the Company may be compromised only by a written consent signed by all the Members of the Company. Each Member has agreed to contribute $500.00 of capital to the Company upon execution of this Operating Agreement and M2K, LLC has agreed to contribute $150,000.00 to the Company as additional capital by January 14, 2015. M2K, LLC has agreed to loan

$85,000.00 to the Company with interest at 10% per annum with all principal and interest to be paid from the Company to M2K, LLC on January 14, 2015 from the $150,000.00 of additional capital paid into the Company by M2K, LLC on that date.

SECTION 7.7. NO WITHDRAWAL OF CAPITAL CONTRIBUTION.

No Member shall have the right to withdraw or be repaid any cash or property contributed to the Company and as set forth on Schedule A attached hereto, except as provided in this Agreement.

SECTION 7.8. ADDITIONAL MEMBER CAPITAL CONTRIBUTION.

Each Additional Member shall make the Contribution and shall perform the Commitment described in the Admission Agreement entered into between the Additional Member and the Company and which shall adjust Schedule A hereto in accordance with the terms of such Admission Agreement.

ARTICLE VIII

Distributions to Members

SECTION 8.1. DISTRIBUTION TO MEMBERS.

The Company shall make distributions to the Members of the Company, from time to time, except that no distribution may be made if, after such distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's assets would be less than the sum of its total liabilities (except liabilities to Members), unless otherwise stated in the Articles. For purposes of this Agreement, distributions shall be allocated among the Members in proportion to each Member's membership interest in the Company as disclosed on Exhibit A, without regard to the number of days during such month in which the person was a Member.

SECTION 8.2. DISTRIBUTIONS ON DISPOSITION OF ASSETS.

In addition to the distributions pursuant to Section 8.1 of this Agreement, upon any sale, transfer, or other disposition of any capital asset of the Company (hereinafter referred to as "Disposition"), the proceeds of such Disposition shall first be applied to the payment or repayment of any selling or other expenses incurred in connection with the Disposition and to the payment of any indebtedness secured by the asset subject to the Disposition immediately prior thereto. All proceeds remaining thereafter (the "Net Proceeds") shall be retained by the Company or to be distributed, at such time or times as shall be determined by the Managers, to the Members in proportion to their respective percentages of Membership Interest; provided however that for purposes of Sections 702 and 704 of the Internal Revenue Code of 1986, or the corresponding provisions of any future federal internal revenue law, or any similar tax law of any state or jurisdiction, that each Member's distributive share of all items of income, gain, loss, deduction, credit, or allowance in respect of any such Disposition shall be made and based upon such Member's basis in such capital asset.

SECTION 8.3. DISTRIBUTION TO RESIGNED MEMBER.

Upon resignation of a Member, a resigning Member shall be entitled to receive only the distributions to which he or she is entitled under this Agreement.

SECTION 8.4. DISTRIBUTION IN KIND.

A Member, regardless of the nature of his or her contribution, has no right to demand and receive any distribution from the Company in any form other than cash. However, a Member shall be required and compelled to accept the distribution of any asset in kind from the Company, as determined from time to time by the Managers, in accordance with this Agreement, whether the percentage of the asset distribution to him or her exceeds the percentage of that asset which is equal to that Member's Membership Interest in the Company.

ARTICLE IX

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Profits and Losses

SECTION 9.1. PROFIT AND LOSS DEFINED.

The "Net Profits and Net Losses" of the Company shall be the net profits and net losses of the Company as determined for Federal income tax purposes.

SECTION 9.2. DISTRIBUTION OF PROFITS AND LOSSES.

The Net Profits and Net Losses of the Company and each item of income, gain, loss, deduction or credit entering into the computation thereof, shall be allocated to the Members in the same proportions that they share in distributions as set forth in this Agreement. A Member shall not be compelled to accept a distribution of any asset in kind to the extent that the percentage of the asset distributed to the Member exceeds the Members Percentage.

SECTION 9.3. MEMBER'S DISTRIBUTIVE SHARE.

For purposes of Sections 702 and 704 of the Internal Revenue Code of 1986, or the corresponding provisions of any future federal internal revenue law, or any similar tax law of this state or jurisdiction, the determination of each Member's distributive share of all items of income, gain, loss, deduction, credit or allowance of the Company for any period or year, shall be made in accordance with, and in proportion to, such Member's percentage of the total Membership Interest of all Members as it may then exist. The Net Profits and Net Losses of the Company and each item of income gain/loss deduction or credit entering into the computation thereof, shall be allocated to the Members in the same proportions that they share in distributions pursuant to Section 6.1.

SECTION 9.4. MEMBER'S OBLIGATION TO RETURN DISTRIBUTION.

A.   If, at any time, a Member receives in distribution the return of any part of his contribution without violation of law, the Articles of Organization of this Company or this Agreement, such Member is liable to this Company for a period of one (1) year after receipt of such contribution, for the amount of such returned contribution, but only to the extent necessary to discharge the Company's liabilities to creditors who extended credit to the Company during the period the contribution was held by the Company.

B.   In the event that a return of any part of a Member's contribution is made in violation of the law, the Articles of Incorporation of this Company, such Member is liable to this Company for a period of six (6) years after the receipt of such contribution, for the amount wrongfully returned.

ARTICLE X

Admission and Withdrawal of a Member; Transfer of Member's Interest

SECTION 10.1. SALE OF MEMBER'S INTEREST, AND RIGHT OF FIRST REFUSAL.

A Member who wishes to sell his Member's Interest in the Company in whole or in part (the "selling Member") shall:

(1) give written notice to the Company of his intent and give first offer of his interest to the Company. The Company shall then have the option to purchase the interest at the price ("Set Price") if any, as provided in the Articles or this Agreement, and if none is so provided at the price requested by the selling Member, which price shall not exceed any bonafide price offered to the selling Member by any bonafide third party. Such decision by the majority of remaining Members or Managers (not to include the selling Member or Manager), of the Company will be communicated in writing to the selling Member within thirty (3) days from receipt of this Member's written notice of request to sell. If the Company's decision is to purchase the interest, the purchase price will be paid in cash and the closing will take place within ninety (90) days of the notification to the selling Member.

(2) If the Company decides not to purchase the offered selling Member's Interest in whole or in part, then the other Members shall have the option of purchasing the offered Member's Interest at the Set Price, if any, on a pro rata basis based upon the remaining Member's percentage ownership interest in the Company. Should a Member choose not to purchase his proportional share of the offered interest, the other Members shall have the

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option of purchasing this share on a pro rata basis. After written notice from the selling Member, Members shall have thirty (30) days to provide notice to the selling Member of their intention to purchase. The purchase price will be paid in cash and closing will take place within ninety (90) days of notice to the selling Member or upon such terms agreed by the Company and selling Member.

(3) If neither (1) or (2) or applicable, the selling Member may sell his share interest to a non-member. A non-member purchaser of a Member's Company interest cannot exercise any rights or receive any benefits of a Member unless a majority of the other Members consent to his becoming an Additional Member upon such terms as are set forth in an Admission Agreement. However, a non-member purchaser of a selling Member's Interest will be entitled to share, to the extent of such selling Member's percentage interest, in any distribution, allocation or profits, losses, deductions, allocation credits or any similar item in the percentage to which the selling Member Interest sold to him would have been entitled. A non-member purchaser, by his purchase, agrees to be subject to all the terms of the Articles and this Agreement as if he were a Member, including any calls for capital contribution.

SECTION 10.2. ASSIGNMENT OF MEMBER'S INTEREST.
A Member may assign his Company interest, in whole or in part, only upon the unanimous approval of the Members. Such an assignment entitles the Assignee to share in the profits and losses and to receive distributions to which the assignor was entitled, to the extent of the interest assigned. Such an approved assignment does not dissolve the Company or entitle the Assignee to become a Member or to exercise rights of a Member in the Company until he may be admitted as a Member. A Member who assigns his entire interest ceases to be a Member or to have the power to exercise any rights of a Member once all the Assignees become Additional Members, subject to the other Member's right to remove the assignor Member earlier pursuant to this Agreement. A pledge of, grant of security in, lien against, or other encumbrance in or against any or all of a Member's Company interest is not an assignment of this interest and shall neither cause the Member to cease to be a Member nor to cease to have the power to exercise any rights or powers of a Member.

SECTION 10.3. COSTS OF SALE, ASSIGNMENT, ETC. OF MEMBER'S INTEREST.
All costs and expenses incurred by the Company in connection with the transactions set forth in this Section or any similar transaction(s) concerning a Member's Interest, including any costs for disbursement, publishing, counsel fees, shall be paid or assessed against such Member's Interest.

SECTION 10.4. ADDITIONAL MEMBERS.
The Members may admit Additional Members and determine the Capital Contributions of such Members as set forth in this Agreement and the Admission Agreement to be entered into between the Additional Member and the Company; provided, however, if the Admission Agreement or this Agreement so provides, that each Member consents in writing to the addition of such Additional Member.

SECTION 10.5. AGREEMENT BINDING ON ALL MEMBERS.
Each person who becomes a Member or Additional Member in the Company, shall and does hereby ratify and agrees to be bound by the terms and conditions of this Agreement.

ARTICLE XI

Merger with Other Entities

SECTION 11.1. MERGER.
Upon a majority vote of the Members and pursuant to any provisions in the Articles or this Agreement, the Company may enter into a lawful merger with or into one or more business entities. Such merger shall take place pursuant to a written plan of merger, agreed upon by the Members, setting forth the constituent business entity planning to merge and the name of the surviving business entity resulting from such merger, the terms and conditions of the merger and the manner and basis upon which the Members' interests will be converted. Subsequent to approval of such agreement, this merger plan may be abandoned upon the majority consent of the Members.

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ARTICLE XII

Dissociation, Dissolution, Winding Up & Termination

SECTION 12.1. DISSOCIATION.

Notwithstanding contrary provisions in the Articles or this written Agreement, a Member's interest in the Company shall cease upon the occurrence of one or more the following events: (a) a Member submits a notice of withdrawal to the Company thirty (30) days prior to the withdrawal date; (b) a Member assigns his entire interest in the Company to a third party; (c) a Member's entire interest in the Company is purchased or redeemed by the Company; (d) a Member is Bankrupt; (e) upon the adjudication of the Member as incompetent to manage his or her person or affairs; or (f) upon the death of a Member. Dissociation of a Member does not entitle the Member to receive the fair value of his Company interest. A dissociated Member who retains an interest in the Company shall be entitled to continue to receive profits, losses, distributions, and allocations of income, gain, loss, deduction, credit or similar items to which he would have been entitled if still a Member. For any and all other purposes, including voting, a dissociated Member shall no longer be considered a Member and shall not be entitled to any rights or benefits of a Member.

SECTION 12.2. DISSOLUTION.

The Company shall be terminated prior to the date of expiration of the term if a term is set in the Articles, according to the law, or if:

A. Each Member consents in writing that the Company should be terminated and dissolved; or

B. The Company is dissolved pursuant to this Agreement.

SECTION 12.3. TERMINATION.

The Company shall be terminated:

A. When the Company has less than one member; or

B. If any Member
1. Dies, withdraws, resigns, or expelled from the Company, or upon the occurrence of any other event which terminates the continued membership of a Member in the Company;
2. Becomes Bankrupt; or
3. A judgment is entered by a court of competent jurisdiction adjudicating him incompetent to manage his person or his property;

C. Unless, if there is at least one remaining Member, the business of the Company may be continued either (1) with the unanimous written consent of the remaining Members within ninety (90) days after the event causing termination of the Company, so long as such termination is not due to a judicial decree of dissolution, or (2) if under a right of the Company to continue as stated in the Company's Articles or this Agreement.

SECTION 12.4. LIQUIDATION AND WINDING UP.

Upon the termination and dissolution of the Company, a Person shall be elected to perform such liquidation by the written consent of the majority of the Members. Such Person shall apply and distribute the proceeds of such liquidation as follows:

A. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of the fair market value thereof, which shall be determined by an independent appraiser to be selected by the Company's independent public accountants. The amount by which the fair market value of any property to be distributed in kind to the Members exceeds or is less than the basis of such property, shall, to the extent not otherwise recognized by the Company, be taken into account in computing Net Profits or Net Losses (and shall be allocated among the Members in accordance with this Agreement) for purposes of crediting or charging the Capital Accounts of, and liquidating distributions to, the Members.

B. All distributions upon liquidation of the Company shall first be distributed to creditors, including Members who are creditors, to the extent permitted by law in satisfaction of liabilities of the Company, whether by payment or establishment of reserves; then to each Member, in proportion to the amounts

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of their respective positive Capital Accounts, as such accounts have been adjusted in accordance with this Agreement (i) to reflect the Net Profit or Net Loss realized or incurred upon the sale of the Company's property or assets; (ii) to reflect all Net Profits or Net Losses with respect to the year of liquidation. No Member shall be liable to repay the negative amount of his Capital Account.

SECTION 12.5. LIQUIDATION STATEMENT TO MEMBERS.

Each of the Members shall be furnished with a statement, reviewed by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of the Company's liquidation. Upon completion of the liquidation, the Company shall execute and cause to be filed dissolution Certificates and any and all other documents necessary with respect to termination of the Company with the appropriate officials of the State of Illinois.

SECTION 12.6. JUDICIAL AND ADMINISTRATIVE DISSOLUTION.

Upon good cause shown, a Member or Members holding at least Fifty One (51) percent of the Member's Interest in the Company may apply to the court for judicial dissolution of the Company.

SECTION 12.7. REVOCATION OF DISSOLUTION.

The Company may revoke its Dissolution at any time prior to the expiration of 120 days following the effective date of filing dissolution documents with the appropriate State office. Revocation of Dissolution shall be authorized when each Member consents in writing to such action being taken by the Company. Such revocation of Dissolution becomes effective as of the date of the Company's dissolution being revoked and the Company shall resume carrying on its business as if dissolution never occurred.

ARTICLE XIII

Books and Reports

SECTION 13.1. BOOKS AND RECORDS; INSPECTION.

Accurate and complete books of account shall be kept by the Managers and entries promptly made therein, of all of the transactions of the Company, and such books of account shall be maintained at the principal office of the Company and shall be open at all times to the inspection and examination of the Managers and Members of the Company. The books shall be kept on the basis of accounting selected by the accountant regularly servicing the Company, and the fiscal year of the Company shall be the calendar year. A compilation, review, or audit of the Company, as shall be determined by the Managers in accordance with this Agreement, shall be made as of the closing of each fiscal year of the Company by the accountants who shall then be engaged by the Company.

SECTION 13.2. INSPECTION BY MEMBERS.

The Company shall maintain the books of account, and the following records at the principal office of the Company, subject to inspection and copying during ordinary business hours at the reasonable request and expense of any Member upon such Member's written request:
A. a current list of the full name and last known business and/or residential address of each Member, former Member and other holder of a member interest;
B. a copy of the Articles and all Certificates and amendments thereto of the Company, together with any executed powers of attorney pursuant to which any certificate was executed;
C. a copy of this Agreement, Admission Agreements and any amendments thereto;
D. a copy of the Company's federal, state and local income tax returns for the three most recent fiscal years;
E. the Company's financial statements for the three most recent fiscal years;
F. a writing setting forth:
   1. the amount of cash and/or property along with relevant statements as to the agreed value of the property and/or services contributed or agreed to be contributed by each Member;
   2. any agreed upon time or event causing the Members to make additional contributions to the Company;

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3. any agreed upon events, other than those stated in this Agreement, the happening of which will cause the Company to be dissolved.

G. copies of records that would enable a member to determine the relative voting rights, if any, of the Members; and

H. such other information as may be specified in this Agreement, an Admission Agreement or otherwise agreed by all the Members or Managers from time to time.

ARTICLE XIV
Miscellaneous

SECTION 15.1. NOTICES.

Any notice or other communication under this Agreement shall be in writing and shall be considered given when mailed by registered or certified mail, return receipt requested, to the parties at the following addresses (or at such other address as a party shall have previously specified by notice to the others as the address to which notice shall be given to him):

A. If to the Company, to it or in care of any one or all the Managers at the address of the Company.

B. If to any one or all of the Managers, to them at the address of the Company.

C. If to any Member, to him at his address set forth on the books and records of the Company.

SECTION 15.2. WAIVER OF NOTICE.

Whenever a notice is required to be given under the provisions of the Act, the Articles or this Agreement, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 15.3. COMPLETE AGREEMENT.

This Agreement and exhibits attached hereto and thereto set forth all (and are intended by all parties hereto to be an integration of all) of the promises, agreements, conditions, understandings, warranties and representations among the parties hereto with respect to the Company, and there are no promises, agreements, conditions, understandings, warranties, or representations, oral or written, express or implied, among them other than as set forth herein of all of the arrangements among the parties with respect to the Company and cannot be changed or terminated orally or in any manner other than by a written agreement executed by all of the Members. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties relating to the subject matter of this Agreement which are not fully expressed in this Agreement.

SECTION 15.4. CONSTRUCTION OF THIS AGREEMENT.

This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing this Agreement to be drafted.

SECTION 15.5. EFFECT OF INVALIDITY.

Nothing contained in this Agreement shall be construed as requiring the commission of any act contrary to law. In the event there is any conflict between any provision of this Agreement and any statute, law, ordinance, or regulation contrary to which the Members or, the Company have no legal right to contract, the latter shall prevail. In such event, the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to conform with said requirement of law. In the event that any part, article, section, paragraph, or clause of this Agreement shall be held to be indefinite, invalid, or otherwise unenforceable, the entire Agreement shall not fail on account thereof, and the balance of the Agreement shall continue in full force and effect.

SECTION 15.6. BINDING EFFECT.

This Agreement shall be binding upon, and inure to the benefit of all parties hereto, their personal and legal representatives guardians, successors, and assignors to the extent, but only to the extent, that assignment is provided for in accordance with, and permitted by, the provisions of this Agreement.

SECTION 15.7. GOVERNING LAW.

Irrespective of the place of execution or performance, this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois applicable to agreements made and to be performed in the State of Illinois.

SECTION 15.8. CAPTIONS, ETC.

The captions and table of contents in this Agreement are solely for convenience of reference and shall not affect its interpretation. The headings herein are inserted only as a matter of convenience and reference, and in no way define or describe the scope of the Agreement or the intent of any provisions thereof.

SECTION 15.9. GENDER NEUTRAL.

Throughout this Agreement, where such meanings would be appropriate (a) the masculine gender shall be deemed to include the feminine and the neuter, and vice versa, and (b) singular shall be deemed to include plural, and vice versa.

SECTION 15.10. TAX MATTERS.

The Members may make any tax elections for the Company allowed under the Internal Revenue Code or the tax laws of the State of Illinois, or other jurisdiction having taxing jurisdiction over the Company.

SECTION 15.11. EXECUTION.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which shall be deemed to constitute a single document.

IN WITNESS WHEREOF, the parties hereto, have executed this Agreement effective as of the day and year first above written.

Senior Homes, LLC

By: _____
    Manager

M2K, LLC

By: _____
    Manager

The Italian Café, LLC

By: _____
    Manager

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SCHEDULE A

LIST OF MEMBERS CAPITAL CONTRIBUTIONS. NAMES AND ADDRESSES:

Name and Address	Capital And Other Contributions	Percentage Interest
Senior Homes, LLC 21020 N. Rand Road Suite C-4 Deer Park, Illinois 60047	$500.00 plus the agreements with the pizza operators to sublease from the Company, the agreements with the terminal operator to provide gaming machines to the Company's sublessees, lease and sublease negotiations, development and construction.	50%
M2K, LLC 1090 Glencrest Drive Barrington, Illinois 60010	$500.00 upon execution of this operating agreement and contribution of additional Capital on January 14, 2015 in the amount of $150,000.00. Loan of $85,000.00 to the Company to be repaid with interest at the rate of 10% per annum on January 14, 2015 from the additional capital received by the Company on that date.	50%
Total		100%